Exhibit 99.1

Ballard to Present at Sidoti & Company Fall 2017 Convention in New York City

VANCOUVER, Sept. 21, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) has announced today that Guy McAree, Director of Investor Relations, will present at the Sidoti & Company Fall 2017 Convention at the New York City Marriott Marquis – Times Square Hotel on Thursday, September 28th.

During his presentation, Mr. McAree will discuss Ballard's strategic direction within the fast-growing fuel cell and clean energy areas. Throughout the conference he will also be available for 1-on-1 meetings with interested investors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2017/21/c3453.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 20:00e 21-SEP-17